CIBT EDUCATION GROUP INC.

MANAGEMENT'S DISCUSSION and ANALYSIS

FOR THE YEAR ENDED AUGUST 31, 2009

The following Management's Discussion and Analysis should be read in conjunction with the audited consolidated financial statements and related notes for the year ended August 31, 2009 that are prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

The Company changed its reporting currency to Canadian dollars from United States dollars effective September 1st 2008. All dollar amounts are expressed in Canadian dollars unless otherwise stated.

The comparative figures used in the audited consolidated financial statements for the year ended August 31, 2009 and for the fourteen month period ended August 31, 2008. Comparison of the results of operations for the year ended August 31, 2009 to the fourteen months ended August 31, 2008 are presented on a relative percentage basis since comparing dollar amounts for a fourteen month period to a twelve month period would not provide a meaningful comparison and discussion. Where appropriate, comparison of the results of operations for the year ended August 31, 2009 to the twelve months ended August 31, 2008 would provide a more meaningful comparison.

NON-GAAP FINANCIAL MEASUREMENTS

Earnings before interest, taxes, depreciation and amortization ("EBITDA"), adjusted net income (loss), and monthly averages, all of which are non-GAAP financial metrics, are used in this Management's Discussion & Analysis. These non-GAAP financial measurements do not have any standardized meaning as prescribed by Canadian GAAP, and are therefore unlikely to be comparable to similar measures presented by other issuers. Management uses EBITDA metrics to measure the profit trends of the business units and segments in the consolidated group since it eliminates the effects of financing and accounting decisions. Management uses adjusted net income metrics to measure the profit trends of the business units and segments in the consolidated group since it eliminates non-cash revenues and expenses as well as certain non-recurring items. Management uses monthly averages metrics to measure the monthly average trend of certain financial statement numbers such as gross revenues, net revenues, and general and administrative expenses. Certain investors, analysts and others utilize these non-GAAP financial metrics in assessing the Company's financial performance. These non-GAAP financial measurements have not been presented as an alternative to net income or any other financial measure of performance prescribed by Canadian GAAP.

FORWARD-LOOKING STATEMENT

Certain statements contained in the following Management's Discussion and Analysis constitutes forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements.

Additional information and the Company's AIF filing are available on SEDAR.

Date of Report – December 2, 2009

NATURE OF BUSINESS

The Company is an educational, investment, marketing and management organization headquartered in Vancouver, B.C., Canada. The Company's business activities presently include international education services and media communications. The Company currently has three principal business units/segments, being CIBT School of Business & Technology Corp. ("CIBT"), Sprott-Shaw Degree College Corp. ("SSDC") and IRIX Design Group Inc. ("IRIX"). The Company's education business is conducted through CIBT and its subsidiaries in China, and through SSDC in Canada. CIBT's educational operations are based in China, and SSDC's educational operations are based in Canada. The Company operates its media communications business through IRIX and its subsidiaries. IRIX is based in Canada. (The Company presently maintains a portfolio investment in marketable securities of NextMart Inc. ("NXMR") as a result of the Company's divestiture from its financial services business in 2005.

On June 26, 2008, the Company changed its fiscal year end from June 30th to August 31st to coincide with the year end of Sprott-Shaw Degree College Corp., the Company's major subsidiary, and to coincide with the fiscal year end date commonly used in the education industry.

As a result, fiscal 2008 contained a stub period of two months which totaled 14 months in the fiscal year of 2008. Fiscal 2009 does not have a stub period and contains 12 months. Audited results for fiscal 2008 contain 14 months of audited numbers while audited results for fiscal 2009 contain only 12 months. The comparisons made herein are 12 month unaudited results of 2008 with audited results in fiscal 2009.

HIGHLIGHTS FOR THE YEAR ENDED AUGUST 31, 2009

	Year Ended August 31, 2009	14 Months Ended August 31, 2008	12 months Ended August 31, 2008 (unaudited)	Percentage Change 12 months 2009 vs. 12 months 2008
Revenues	$44,550,958	$32,328,048	$30,964,299	+44%
Net income (loss)	$16,007	($5,698,115)	($5,232,876)	+100%
Adjusted net income (loss)	$2,710,969	($876,862)	($681,832)	+497%
Enrollment	6,877	6,453	6,453	+7%

Enrollment count increased from 6,453 at the end of August 31, 2008 to 6,877 at the end of August 31, 2009.

OVERALL PERFORMANCE

Net income was $16,007 for the year ended August 31, 2009 and an adjusted net income of $2,710.969 if the non-cash items are excluded as follows:

For the twelve months ended August 31, 2009, the Company had two non-cash expense and income items as follows:

<u>Non-cash expense items</u>

- amortization of tangible and intangible assets totaling $1,636,761
- stock-based compensation totaling $581,098
- non-controlling interests totaling $477,103

Total non-cash expense items: $2,694,962

	Year Ended August 31, 2009		Fourteen Months Ended August 31, 2008		Twelve Months Ended August 31, 2008 (unaudited)
Net income (loss)	$	16,007	$	(5,698,115)	$	(5,232,876)
Add: amortization of tangible and intangible assets		1,636,761		1,910,940		1,862,565
Add: stock-based compensation		581,098		1,658,869		1,462,856
Add: impairment in value of marketable securities		-		1,346,246		1,364,246
Add: interest costs on long-term debt		-		2,053,901		2,053,901
Add: non-controlling interests		477,103		43,821		94,362
Deduct: dilution gain on subsidiary share issuances		-		(2,192,524)		(2,192,524)
Adjusted net income (loss)	$	2,710,969	$	(876,862)	$	(587,470)

For the year ended August 31, 2009, the Company had an adjusted net income of $2,710,969 compared to an adjusted net loss of $587,470 for the twelve months ended August 30, 2008 and an adjusted net loss of $876,862 for the fourteen months ended August 31, 2008.

Using an adjusted net income (loss) analysis allows management to isolate financial statement items that contribute to the changes in income (loss) figures. Management defines adjusted net income (loss) to be net income (loss) adjusted for recurring but non-cash items such as amortization of assets, stock-based compensation, impairment in value of marketable securities, interest costs on long-term debt settlement, non-controlling interests and dilution gain on subsidiary share issuances.

Cash decreased by $595,609 during the year ended August 31, 2009, resulting in a consolidated cash balance of $10,337,128 as at August 31, 2009. The Company had working capital of $584,384 and shareholder's equity of $22,671,054 as at August 31, 2009.

SUMMARY OF UNAUDITED QUARTERLY (STUB PERIOD) RESULTS

Selected Financial Information	Three Months Ended November 30, 2008 (First Quarter)	Three Months Ended February 28, 2009 (Second Quarter)	Three Months Ended May 31, 2009 (Third Quarter)	Three Months Ended August 31, 2009 (Fourth Quarter)
Revenues	$10,520,909	$9,866,359	$11,374,623	$12,789,067
Net income (loss)	$149,669	($76,812)	$129,420	($186,270)
Income (loss) per share	$0.00	$0.00	$0.00	$0.00

Selected Financial Information	Three Months Ended September 30, 2007 (First Quarter)	Three Months Ended December 31, 2007 (Second Quarter)	Three Months Ended March 31, 2008 (Third Quarter)	Three Months Ended June 30, 2008 (Fourth Quarter)	Two Months Ended August 31, 2008 (Stub Period)
Revenues	$2,259,161	$3,116,913	$8,978,829	$12,600,784	$5,372,361
Net income (loss)	($360,424)	($862,472)	($363,546)	($449,442)	($4,644,530)
Income (loss) per share	($0.01)	($0.02)	($0.01)	($0.01)	($0.06)

No amendments to the quarters as listed above were required for amendments of the allocation of the purchase price to the assets and liabilities acquired in the CIBT transaction and the SSDC transaction as described in Note 8 in the 2009 annual consolidated financial statements. A discussion on restating results is available below.

Average monthly revenues for fiscal year 2009 was $3,712,579 as compared to averaged monthly revenues of $2,309,146 per month for 14 months ended August 31, 2008. Monthly average revenue for the 12 months ended August 31, 2008 was $2,580,358.

General and administrative expenses for fiscal 2009 averaged $2,100,090 per month as compared to the 14 months ended August 31, 2008 that averaged $1,438,640. Monthly average general and administrative expenses for the 12 months ended August 31, 2008 was $1,607,443.

It should be noted that general and administrative expenses do not decrease during the summer months even though tuition fee revenues are lower in the summer months. Certain expenditures such as advertising costs and personnel costs are still required to maintain operations. Advertising costs during the summer months are necessary to recruit students for the key September enrolment period. In addition, professional fees increased during fiscal 2009 for use of specialized experts in the fields of valuation, taxation and internal controls as well as the fiscal year end accruals for the annual audit of the Company.

The following summarizes the unaudited monthly averages between the various periods:

Selected Financial Information	Three Months Ended August 31, 2009	Two Months Ended August 31, 2008
Revenues – monthly average	$4,263,022	$ 2,658,418
Revenues net of direct costs – monthly average	$2,804,030	$ 1,554,505
General and administrative expenses – monthly average	$2,692,764	$ 2,450,354

	Three Months Ended August 31, 2009	Two Months Ended August 31, 2008 (Stub Period)
Revenues	$ 12,789,066	$ 5,372,361
Net revenues	8,412,090	3,109,010
General and administrative expenses	(8,228,292)	(4,900,708)
Amortization	(403,663)	(1,280,229)
Stock-based compensation	(90,485)	(228,793)
Impairment in value of marketable securities	-	(1,364,246)
Other income (expenses)	(133,148)	72,658
Income tax provision	257,228	(52,222)
Net income (loss)	$ (186,270)	$ (4,644,530)

The year ended 2008 was a fourteen month period year beginning from July 1, 2007 and ending on August 31, 2008, while the year ended 2009 was a twelve month period year. Management believes that it would provide a more accurate comparison between the three months ended August 31, 2009 ("forth quarter of year 2009") and the two months ended August 31, 2008 ("stub period"), as it accurately and fairly compares the Company's operations in equal time frames of the year. As enrollment trends for the students are based chronologically, Management has decided to make quarterly comparisons accordingly.

RESULTS OF OPERATIONS

The following table compares selected financial information for the twelve months ended August 31, 2009 to the twelve months ended August 31, 2008, the fourteen months ended August 31, 2008 and the year ended June 30, 2007.

Selected Financial Information	Year Ended August 31, 2009	Fourteen Months Ended August 31, 2008	Twelve Months Ended August 31, 2008 (unaudited)	Year Ended June 30 ,2007
Revenues	$44,550,958	$32,328,048	$30,964,299	$9,303,448
Educational revenues – CIBT	$9,576,706	$8,623,121	$7,800,938	7,017,898
Educational revenues net of direct costs – CIBT	$5,201,160	$4,553,107	$4,090,275	3,250,993
Educational revenues – SSDC	$33,659,924	$21,070,707	$21,070,707	-
Educational revenues net of direct costs – SSDC	$22,439,524	$13,869,753	$13,869,753	-
Design and advertising revenues – IRIX	$1,314,328	$2,340,875	$1,961,205	1,465,684
Design and advertising revenues net of direct costs – IRIX	$675,926	$996,788	$837,192	644,955
General and administrative expenses	$25,201,076	$20,140,966	$19,289,312	5,336,458
Amortization	$1,636,761	$1,910,940	$1,862,565	290,486
Stock-based compensation	$581,098	$1,658,869	$1,462,856	$212,993
Gain (loss) on marketable securities	-	($53,554)		$1,588,580
Impairment in value of marketable securities	-	$1,364,246	$1,364,246	-
Dilution gain on subsidiary share issuances	-	$2,192,524	$2,192,524	$145,365
Interest costs long-term on debt	-	$2,053,901	$2,053,901	$151,938
Net income (loss)	$16,007	($5,698,115)	($5,232,876)	$222,249
Earnings (loss) per share	$0.00	($0.10)	($0.10)	$0.01
Total assets	$47,377,951	$43,817,565	$43,871,565	$22,557,687
Long-term liabilities	$2,077,154	$1,749,688	$1,749,688	$3,418,496

The following table compares selected financial information for the twelve months ended August 31, 2009 to the fourteen months ended August 31, 2008 and the year ended June 30, 2007 on a relative basis (as a percentage of total gross revenues).

Selected Financial Information	Twelve Months Ended August 31, 2009	Percentage to Total Gross Revenues	Fourteen Months Ended August 31, 2008	Percentage to Total Gross Revenues	Twelve Months Ended August 31, 2008	Percentage to Total Gross Revenues	Twelve Months Ended June 30, 2007	Percentage to Total Gross Revenues
Revenues	$44,550,958	-	$32,328,048	-	$30,964,299	-	$9,303,448	-
Educational revenues – CIBT	$9,576,706	21%	$8,623,121	27%	$7,800,938	25%	$7,017,898	75%
Educational revenues – SSDC	$33,659,924	76%	$21,070,707	65%	$21,070,707	68%	-	-
Design and advertising revenues – IRIX	$1,314,328	3%	$2,340,875	7%	$1,961,205	6%	$1,465,684	16%
General and administrative expenses	$25,201,076	57%	$20,140,966	62%	$19,289,312	62%	$5,336,458	57%
Net income (loss)	$16,007	-	($5,698,115)	-	($5,232,876)	-	$222,249	2%
Total Assets	$47,377,951	106%	$43,817,565	135%	$43,817,565	142%	$22,557,686	242%

The following table compares selected financial information for eight quarters prior to August 31, 2009 on a relative basis (as a percentage of total gross revenues).

Selected Financial Information	Three Months Ended August 31, 2009	Percentage to Total Gross Revenues	Three Months Ended May 31, 2009	Percentage to Total Gross Revenues	Three Months Ended February 28, 2009	Percentage to Total Gross Revenues	Three Months Ended November 30, 2008	Percentage to Total Gross Revenues
Revenues	$12,789,067	-	$11,374,623		$9,866,359		$10,520,909	-
Educational revenues – CIBT	$1,347,362	11%	$2,701,078	24%	$2,725,182	28%	$2,803,084	27%
Educational revenues – SSDC	$11,201,429	88%	$8,399,890	74%	$6,859,590	70%	$7,199,015	68%
Design and advertising revenues – IRIX	$240,276	2%	$273,655	2%	$281,587	3%	$518,810	5%
General and administrative expenses	$8,078,294	62%	$6,284,793	55%	$5,532,014	56%	$5,305,975	50%
Net income (loss)	($186,270)	-	$129,420	1%	($76,812)	-	$149,669	1%
Total Assets	$47,377,951	106%	$41,764,590	367%	$43,062,986	436%	$49,053,275	466%

Selected Financial Information	Two Months Ended August 31, 2008	Percentage to Total Gross Revenues	Three Months Ended June 31, 2008	Percentage to Total Gross Revenues	Three Months Ended March 31, 2008	Percentage to Total Gross Revenues	Three Months Ended December 31, 2007	Percentage to Total Gross Revenues
Revenues	$5,316,835	-	$12,600,784	-	$8,978,829	-	$3,116,913	-
Educational revenues – CIBT	$929,859	17%	$2,123,649	17%	$2,035,283	23%	$1,994,223	64%
Educational revenues – SSDC	$4,137,085	78%	$9,904,820	79%	$6,503,448	72%	$525,354	17%
Design and advertising revenues – IRIX	$249,891	5%	$572,315	5%	$440,098	5%	$547,042	18%
General and administrative expenses	$4,900,708	92%	$6,802,543	53%	$4,955,657	55%	$2,239,392	72%
Net income (loss)	($4,644,530)	-	($449,442)	-	($363,546)	-	($862,472)	-
Total Assets	$43,817,565	824%	$41,905,107	333%	$45,806,930	510%	$47,648,280	1,528%

SSDC has maintained and increased its contribution to the Company's revenues, EBITDA and net income in the consolidated group.

CIBT

Revenues for CIBT during the twelve months ended August 31, 2009 were $9,576,706 compared to $8,623,121 for the fourteen months ended August 31, 2008, and $7,800,938 for the twelve months ended August 31, 2008. Revenues during 2009 have grown by 11% from fiscal 2008, and by 23% for the twelve months ended August 31, 2008. The increase of revenues is attributed to adverse economic conditions and those that were once employed but have lost their jobs are now turning to further their education to either upgrade their skills or to seek retraining. With the addition of the hotel and tourism training program, additional avenues of revenue were created.

Average tuition revenue per student during 2009 was $3,365 compared to $2,296 during 2008 as more focus was placed on advanced programs. Revenues net of direct costs averaged 54% during the twelve months ended August 31, 2009 compared to 52% in the fourteen months ended August 31, 2008 as well as in the twelve months ended August 31, 2008. The increase in revenues net of direct costs was contributed by the popularity of advanced programs with higher margins but typically with lower student count.

CIBT's EBITDA was $1,207,948 for the twelve month period ended August 31, 2009 compared to $847,683 for the fourteen month period ended August 31, 2008 and $1,016,082 for the twelve months ended August 31, 2008. CIBT generated net income of $560,250 for the twelve month period ended August 31, 2009 compared to a net loss of $159,052 for the fourteen month period ended August 31, 2008 and a net income of $163,105 for the twelve month period ended August 31, 2008. CIBT's EBITDA for the twelve months ended August 31, 2009 was higher than the EBITDA for the twelve months ended August 31, 2008 due to higher net margins (54% compared to 52%). The alleviation of debt obligations no longer required CIBT to service its long term debt also contributed to the increase in EBITDA for fiscal 2009.

The following reconciles the net income (loss) to the EBITDA:

	Twelve Months Ended August 31, 2009	Fourteen Months Ended August 31, 2008	Twelve Months Ended August 31, 2008
Net income (loss)	$ 560,250	$ (159,052)	$ 163,105
Add: interest on long-term debt		193,494	116,509
Add: income tax provision	(4115)	383,960	351,413
Add: amortization	651,813	429,281	385,055
EBITDA	$ 1,207,948	$ 847,683	$ 1,016,082

SSDC

Synergies were generated from the exchange of market intelligence, exchange and recruitment of students between CIBT in China and SSDC in Canada, and shared resources between the two subsidiaries. Revenues for SSDC during this period totaled $33,659,924, and revenues net of direct costs averaged a 67% margin during this period. Average tuition revenue per student during fiscal 2009 was $9,248. The average tuition fee per student in fiscal 2008 was $9,636. This was attributed to popularity of lower cost programs. For matters of consistency, net income and EBITDA for fourteen months and twelve months ended August 31, 2008 have been include. Note that only post acquisition financial results for SSDC are included into CEG's fiscal 2008 results. The acquisition of Sprott-Shaw Community College occurred on December 17, 2007.

For the twelve months ended August 31, 2009, SSDC generated EBITDA of $2,288,788, compared to $1,220,363 for the fourteen months ended August 31, 2008, representing year over year growth of 102%. Net income for the twelve months ended August 31, 2009, amounted to $1,064,312 as compared to a net loss of $246,182 for the fourteen months ended August 31, 2008. The increase in net income and EBITDA for fiscal 2009 is attributed to greater enrollment both domestically and internationally, low incremental cost with reasonable increase in class sizes, marginal cost controls and a sharp decrease in amortization. Enrollment in the last year increased by 31% from 3,190 student starts as at August 31, 2008 to 4,206 student starts as at August 31, 2009 due to adverse economic conditions with companies laying off workers and people turning to more education to either progress further in their current career path or to switch into another industry and thus requiring retraining.

The following reconciles the net income (loss) to the EBITDA:

	Twelve Month Ended August 31, 2009	Fourteen Months Ended August 31, 2008	Twelve Months Ended August 31, 2008
Net income (loss)	$ 1,064,312	$ (246,182)	$ (245,259)
Add: interest on long-term debt	41,579	44,395	44,228
Add: income tax provision	289,356	-	-
Add: amortization	893,541	1,422,150	1,416,819
EBITDA	$ 2,288,788	$ 1,220,363	$ 1,215,788

IRIX

Revenues for IRIX during the twelve months ended August 31, 2009 were $1,314,328 compared to $2,340,875 for the fourteen months ended August 31, 2008 and $1,961,205 for the twelve months ended August 31, 2008. IRIX's revenues decreased by approximately 33% due to adverse economic conditions in their operating markets as compared to twelve months ended August 31, 2008. Operating margins increased to 51% of revenue net of direct costs during the twelve month period ended August 31, 2009 due to focus on service oriented businesses, as compared to margins of 43% during the fourteen month period ended August 31, 2008 and the twelve month period ended June 30, 2008.

IRIX generated an EBITDA of a $21,297 loss for the twelve month period ended August 31, 2009 compared to an EBITDA of $4,423 for the fourteen month period ended August 31, 2008 and EBITDA of $27,497 loss for the twelve month period ended August 31, 2008. IRIX incurred a net loss of $50,781 for the twelve months ended August 31, 2009 in comparison to a net loss of $32,473 for the fourteen month period ended August 31, 2008 and a net loss of $59,597 for the twelve month period ended August 31, 2008. IRIX's EBITDA and net income was lower in the current period due to lower revenues, and the general economic environment which prompted lower spending in the advertising, media and communications industry.

The following reconciles the net income (loss) to the EBITDA:

	Twelve Months Ended August 31, 2009	Fourteen Months Ended August 31, 2008	Twelve Months Ended August 31, 2008
Net income (loss)	$ (50,781)	$ (32,473)	$ (59,597)
Add: interest on long-term debt	-	-	-
Add: income tax provision	-	-	-
Add: amortization	29,484	36,896	32,100
EBITDA	$ (21,297)	$ 4,423	$ (27,497)

General and Administrative Expenses

The following table compares selected financial information for the twelve months ended August 31, 2009 to the fourteen months ended August 31, 2008 and twelve months ended August 31, 2008. The selected general and administrative expenses are for the total consolidated group (Corporate, CIBT, SSDC and IRIX).

Selected Financial Information	Twelve Months Ended August 31, 2009	Fourteen Months Ended August 31, 2008	Twelve Months Ended August 31, 2008 (unaudited)
Advertising	$5,699,158	$4,274,380	$4,087,364
Consulting and management fees	$1,230,128	$1,721,311	$1,632,938
Office and general	$3,395,149	$2,629,833	$2,491,543
Professional fees	$1,544,022	$1,481,700	$1,466,510
Rent	$3,019,407	2,171,429	$2,116,207
Salaries and benefits	$9,631,436	$6,802,026	$6,517,877

Advertising costs for the year ended August 31, 2009 increased by $1,611,794 compared to the twelve months ended August 31, 2008 as a result of increased marketing efforts by CIBT and SSDC due to continued expansions overseas which required additional marketing. Of the $5,699,158 advertising amount, SSDC accounted for $5,012,075 of the amount and CIBT accounted for the remainder of $685,385. SSDC utilizes television and radio, which costs more than print media, for its marketing campaigns. CIBT utilizes print media and the Internet for its marketing campaigns. Year over year, SSDC's advertising costs increased by $1,563,412 as it expanded its advertising outreach to more television advertisements and signage on public transportation. Also, with its expansion into the Philippines, substantial advertising investments were made to create a larger footprint in newly chartered markets.

Consulting and management fees for the twelve months ended August 31, 2009 decreased by $402,810 from twelve months ended August 31, 2008 due to decreased use by Corporate operations of consultants for corporate financing activities and corporate communications activities. Of the $1,230,128 consulting and management fee amount, SSDC accounted for $262,858 of the amount and Corporate accounted for $871,798 (with $380,000 paid as management fees to management staff) and CIBT China accounting for the balance of $36,203. SSDC required consultants with specialized knowledge and expertise in developing the various degree granting programs to be delivered by SSDC. China engaged consultants with specialized knowledge and expertise in developing course programs.

Office and general expenses for the twelve months ended August 31, 2009 increased by $903,606 from the twelve months ended August 31, 2008 which are related to expenditures incurred by SSDC's operations. The office and general expense for SSDC is consistent as a percentage of its revenues to office and general expenses of CIBT which is 3% of gross revenues. The increase in office and general expenses for CIBT can be attributed to inflation in China which went up by 15%. Note that the twelve months ended August 31, 2008 contains only eight months of operations for SSDC while the twelve months ended August 31, 2009 contains twelve months of operations. Calculated on a monthly basis, SSDC's office and general expenses was $156,670 for the twelve months ended August 31, 2009 and only slightly increased from $149,072 per month for the twelve months ended August 31, 2008.

Professional fees for the twelve months ended August 31, 2009 increased slightly by $77,512 from the twelve months ended August 31, 2008 as costs such as listing fees on the American Stock Exchange, and associated legal fees were a one time event. Maintaining the Company's listing and the associated legal fees were substantially lower than the cost of initiating the listing. The Company's numerous complex matters from last fiscal year due to various acquisitions in 2008 which has carried onto this fiscal year that required the use of these professionals in order to be in compliance with the various regulators in North America and China maintained the Company's elevated cost levels associated with professional fees.

Rent for the twelve months ended August 31, 2009 increased by $903,200 from twelve months ended August 31, 2008 of which the majority was attributed to SSDC's operations with its multi-campus locations. Note that the twelve months ended August 31, 2008 contains only eight months of SSDC's operations while the twelve months ended August 31, 2009 contains twelve months of operations. Calculated on a monthly basis, SSDC's rent expenses was $216,355 for the twelve months ended August 31, 2009 and actually decreased from $226,881 per month for the twelve months ended August 31, 2008.

Salaries and benefits for the twelve months ended August 31, 2009 increased by $3,113,559 from twelve months ended August 31, 2008 and were primarily related to SSDC's operations. As SSDC's revenues increased the pay out of bonuses increased accordingly. The increase in salaries and benefits in China are attributed to the switching of payroll from Corporate to CIBT of certain senior management individuals that previously had their salaries paid out from Corporate, but were actually stationed in China. Also, China anticipates substantial growth in the next fiscal year and has increased staffing in preparation for this growth. Of the $9,631,436 salaries and benefits amount, SSDC accounted for $7,075,274 of the amount (with $1,155,395

being payments for fiscal year end bonuses) and CIBT accounted for the remaining $1,544,804, (with $297,813 in bonuses paid relating to the current fiscal year end).

Relative Analysis

The following table compares selected financial information for the twelve months ended August 31, 2009 to the fourteen months ended August 31, 2008 on a relative basis (as a percentage of revenues). The selected general and administrative expenses are for the total consolidated group (Corporate, CIBT, SSDC and IRIX).

Selected Financial Information	Twelve Months Ended August 31, 2009	Percentage to Total Revenues	Fourteen Months Ended August 31, 2008	Percentage to Total Revenues
Revenues	$44,550,958	-	$32,328,048	-
Advertising	$5,699,158	13%	$4,274,380	13%
Consulting and management fees	$1,230,128	3%	$1,721,311	5%
Office and general	$3,397,551	8%	$2,629,833	8%
Professional fees	$1,544,022	3%	$1,481,700	5%
Rent	$3,019,407	7%	$2,171,429	7%
Salaries and benefits	$9,631,436	22%	$6,802,026	21%

Twelve Months Ended August 31, 2009 – Total Consolidated Group

Advertising costs, on a relative basis, is approximately the same for both periods. Salaries and benefits, on a relative basis, is approximately the same for both periods. The increase in salaries and benefits is attributed to an increase in revenues which increased bonus payouts for the year, and the increase in staff in anticipation for future growth. Consulting and management fees decreased due to decreased corporate finance activities and the related consultant costs. Professional fees decreased as listing fees on the American Stock Exchange and the legal costs associated with which are one time costs. A large portion of rent is attributed to SSDC and its multiple campuses. Note that the twelve months ended August 31, 2008 contains only eight months of SSDC's operations while the twelve months ended August 31, 2009 contains twelve months of operations. Calculated on a monthly basis, SSDC's rent expenses was $216,355 for the twelve months ended August 31, 2009 and actually decreased from $226,881 per month for the twelve months ended August 31, 2008.

Total general and administrative expenses represented 57% of the total gross revenues for the twelve months ended August 31, 2009 which is relatively consistent when compared to the total general and administrative expenses of 62% of the total gross revenues for the fourteen months ended August 31, 2008.

Relative Analysis

The following table compares selected financial information of the consolidated group excluding SSDC for the twelve months ended August 31, 2009, the fourteen months ended August 31, 2008 and the twelve months ended August 31, 2008 on a relative basis (as a percentage of total revenues). The selected general and administrative expenses and the total gross revenues do not include amounts relating to SSDC.

Selected Financial Information (Consolidated Group Excluding Amounts Relating to SSDC)	Twelve Months Ended August 31, 2009	Percentage to Total Revenues	Fourteen Months Ended August 31, 2008	Percentage to Total Revenues	Twelve Months Ended August 31, 2008	Percentage to Total Revenues
Revenues	$10,891,034	-	$11,257,341	-	$9,893,592	-
Advertising	$687,083	6%	$814,477	7%	$638,701	6%
Consulting and management fees	$967,270	9%	$1,416,433	13%	$1,347,607	14%
Office and general	$1,517,508	14%	$1,417,692	13%	$1,298,966	13%
Professional fees	$1,227,230	11%	$1,276,081	11%	$1,278,501	13%
Rent	$423,152	4%	$351,527	3%	$301,156	3%
Salaries and benefits	$2,556,162	23%	$2,202,875	20%	$1,949,125	20%

Amortization

Amortization of $1,636,761 in the current fiscal period ended August 31, 2009 is lower in comparison to $1,910,940 for fiscal year ended August 31, 2008. The reason for the decrease is the revision of the life for the amortization of finite life intangible assets that were purchased in CIBT Share Transaction # 1, CIBT Share Transaction # 2, the Sprott-Shaw Asset Acquisition, and the TTI Asset Acquisition. Amortization is a non-cash expense and does not affect the cash flow of the Company.

The following summarizes the amortization expense:

	Twelve Months Ended August 31, 2009	Fourteen Months Ended August 31, 2008
Amortization of property and equipment	$ 1,076,219	$ 735,381
Amortization of intangible assets	560,542	1,175,559
	$ 1,636,761	$ 1,910,940

Stock-based Compensation

Stock-based compensation totaled $581,098 for the twelve months ended August 31, 2009, and $1,658,869 for the fourteen months ended August 31, 2008. The decreased stock-based compensation in the current fiscal period is a result of substantial decrease of stock option grants to all personnel in 2009 and accumulated compensation expense in connection with the stock option grants during 2007 and 2008 being recognized and recorded in the current fiscal period. The stock-based compensation expense from the stock option grants are being recognized on a straight-line basis over the vesting period of the underlying options. Stock-based compensation represents the estimated fair value of stock options at the grant date.

Restatement

The audited consolidated financial statements of the Company for the fourteen month period ended August 31, 2008 have been restated to reflect the change in amounts allocated to certain acquired intangible assets, goodwill and deferred revenues resulting from the Company's December 2007 business combinations involving CIBT and SSDC as described in notes 3 (a) and (b). The August 31, 2008 purchase price allocations relating to these business combinations were amended. The Company's previously issued financial statements have been restated to give effect to these amendments as follows:

	August 31, 2008		
	As Previously Reported	As Restated	Change
CIBT			
Intangible assets subject to amortization	$ 106,352	$ 246,352	$ 140,000
Intangible assets not subject to amortization	1,725,000	3,147,000	1,422,000
Goodwill	2,156,705	985,205	(1,171,500)
Future income tax liability	(439,500)	(830,000)	(390,500)
	$ 3,548,557	$ 3,548,557	$ -

	August 31, 2008		
	As Previously Reported	As Restated	Change
SSDC			
Intangible assets subject to amortization	$ 5,158,000	3,275,000	$ (1,883,000)
Intangible assets not subject to amortization	4,369,000	5,982,000	1,613,000
Goodwill	2,874,583	3,161,203	286,620
Deferred revenue	(10,160,658)	(10,177,278)	(16,620)
	$ 2,240,925	$ 2,240,925	$ -

This restatement had no significant impact on Company's prior period results of operations or shareholders' equity. Accordingly, there has been no restatement of the Company's statement of income (loss) and comprehensive income (loss), statement of accumulated other comprehensive income (loss), statement of deficit and statement of cash flows for the fourteen month period ended August 31, 2008.

LIQUIDITY AND CAPITAL RESOURCES

The Company's operations have been financed through internal cash flow, debenture financing, and equity financing in the form of private placements, warrant exercises, and option exercises.

As at August 31, 2009, the Company had working capital of $584,384 (August 31, 2008 – $175,516) and shareholders' equity of $22,671,054 (August 31, 2008 – $22,494,807).

During the twelve month ended August 31, 2009, the following major activities affected cash:

- operations that generated $2,329,895 of cash
- acquisition of capital assets for $753,097
- purchases of treasury shares totaling $377,031
- advances to related parties of $82,919
- loan repayments amounting to $366,990

Stock based compensation decreased by $1,077,771 for the year ended August 31, 2009 compared to the fourteen months ended August 31, 2008 as there was a decrease in compensation through stock options for fiscal year 2009.

Interest on debt has decreased by $2,052,901 for the year ended August 31, 2009 compared to the fourteen months ended August 31, 2008 as all debt has been converted into equity.

Dilution on subsidiary share issuances changed by $2,192,524 as no shares were issued for financing during adverse economic conditions in fiscal 2009.

Impairment of marketable securities decreased by $1,364,246 as the write down of NXMR shares held by the Company was done in fiscal 2008.

Non-controlling interests increased by $433,282 due to the acquisition of SSDC. Sprott-Shaw's Surrey campus is one of the most profitable campuses in the Sprott-Shaw network of school is 67% owned by SSDC and 33% owned by a minority shareholder, which attributes to the stated non-controlling interest.

Acquisitions of business entities decreased by $7,110,720 as there was very little acquisition activity during the period.

Curriculum development costs increased by $125,373 which is mainly attributed to Sprott-Shaw's curriculum development activities.

Proceeds from issuance of shares was NIL for this fiscal year as no financings took place which required the issuance of shares.

Treasury share transactions account for $377,031 which was to complete a planned normal course issuer bid.

Repayment of loans increased by $185,419. This is part of loan that originally belonged to Sprott-Shaw but the Company took over the loan when Sprott-Shaw was acquired.

The Company's overall cash position decreased by $595,609 during the twelve month period ended August 31, 2009, resulting in a consolidated cash balance of $10,337,128 as at August 31, 2009.

The current economic downturn may have an impact, both positively and negatively, on the Company's revenues. CIBT's student enrolment in China was down since a majority of CIBT revenue targets the higher end of the education market in China such as overseas study and degree granting programs (relatively higher tuition fees for higher quality education). Some students or potential students may no longer be able to afford the higher tuition fees that CIBT charges and student loan programs are rarely available in China. CIBT has launched a series of new program initiatives with lower tuition cost during the August 2009 enrollment season therefore result is yet available. Also, the ripple effect of the One-child Policy introduced 18 years ago has now created a drop in the targeted age group for post-secondary education within the general population.

SSDC's student enrolment was not negatively affected by the current economic situation since SSDC offers a broad range of career oriented and skill training programs that may actually encourage a career change for some people if they find themselves unemployed and in need of an update/upgrade in job skill training. Canadian government funded student loan or un-employment grant programs encouraged the unemployed to seek new opportunities through SSDC programs, and

accordingly have a positive effect on SSDC's revenues. Ethnic markets in Canada, new immigrants and international visa students unable to find suitable jobs in Canada also contributed significantly to the increase of enrollment at SSDC.

The following table details the Company's contractual obligations as at August 31, 2009.

	Total*	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Long-term debt	$226,439	$182,112	$44,327	-	-
Capital lease obligations	$389,451	$98,231	$240,215	$51,005	-
Operating lease	$4,465,954	$1,371,299	$2,838,610	$253,045	-
Total contractual obligations	$5,081,844	$1,651,642	$3,123,152	$304,050	-
* excluding service delivery obligations for deferred revenue					

On November 27, 2007, the Company completed a brokered private placement (1,578,947 units – $2,999,999) and non-brokered private placement (1,164,500 units – $2,212,550) for a total of 2,743,447 units at C$1.90 per unit for total proceeds of $5,212,549. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one-half additional common share of the Company at a price of $2.25 per share for a period of two years from the date of issuance. For the brokered portion of the private placement, the Company paid $210,000 in fees and commissions, and 236,842 agent's warrants. Each agent's warrant entitles the agent to purchase one common share of the Company at a price of $1.90 per share in the first year and at a price of $2.25 per share in the second year.

On January 7, 2008, the Company completed a private placement of 1,265,042 units at $1.90 per unit for total proceeds of $2,403,580. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one-half additional common share of the Company at a price of $2.25 per share for a period of two years from the date of issuance. The Company paid $19,950 in fees and commissions, and 22,500 agent's warrants. Each agent's warrant entitles the agent to purchase one common share of the Company at a price of $1.90 per share in the first year and at a price of $2.25 per share in the second year.

CAPITAL OUTFLOW RESTRICTIONS IN CHINA

Capital control exists in the People's Republic of China. China still has many restrictions on the movement of money in and out of the country for anything except payments associated with exports and imports. At present, a company can repatriate up to 90 percent of profits from their China-based operations. A portion (at least 10 percent for Wholly Owned Foreign Entities "WFOE"), must be placed in a reserve account. This reserve is capped at 50 percent of the company's registered capital. To distribute the remainder, you must obtain a board resolution authorizing distribution and file an application with China's State Administration of Taxation "SAT" that includes an annual audit, tax receipts and other documents as required. SAT will then issue a Foreign Enterprise Income Tax Payment Certificate which will enable the bank to exchange RMB into the desired currency for remission of funds.

TRANSACTIONS WITH RELATED PARTIES

As at August 31, 2009, a balance of $274,563 (August 31, 2008 – $315,911) was owing to certain officers, employees, directors, relatives of directors, and private companies controlled by officers and directors of the Company. Amounts due to related parties are non-interest bearing and have no fixed terms of repayment. Transactions with related parties are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During the year ended August 31, 2009 the Company and its subsidiaries incurred $1,538,411 (2008 – $1,338,627) for management fees and salaries paid to certain directors and officers employed by the Company, CIBT, SSDC and IRIX. A bonus of $300,000 is payable to the CEO of the Company in quarterly installments of $75,000 per quarter. In addition, a bonus of $224,031 is payable to the President of SSDC.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, and the Company's significant accounting policies are disclosed in Note 2 of the audited consolidated financial statements for the year ended August 31, 2009. The following accounting policies are of particular importance in the presentation of the Company's financial position, results of operations and cash flows, and which require the application of significant judgment and estimates by Management.

Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the risks and rewards of ownership pass to the purchaser, the selling price is fixed and determinable, and collectability is reasonably assured.

CIBT and SSDC recognize tuition fee revenue on a straight-line basis over the terms of contracts when persuasive evidence of an arrangement exists, the price is fixed or determinable and collectability is reasonably assured. When tuition fees are collected from students at the start of each course and program, the tuition fees, net of related discounts and estimated direct costs, are recorded as deferred revenue and recognized as revenues earned on a straight-line basis during the period of actual course and program delivery. If a student withdraws from a course or program, the deferred revenue will be adjusted in accordance with the Company's withdrawal and refund policy. Deferred revenue represents revenue yet to be earned by the Company until the Company has fulfilled its obligations for delivery of the courses and programs, and recoverability or collectability of the amount is estimated to be reasonably assured.

IRIX recognizes revenue for service provided on a completed contract basis whereby contract revenues billed and contract expenses incurred are deferred until the contract is estimated to be substantially completed, delivery to the customer has occurred, and there is reasonable assurance of collection of the amounts billed. If it is estimated that losses are expected on contracts before the substantial completion of the contracts then a full provision is made for the estimated losses.

Intangible assets

The Company's indefinite life and finite life intangible assets are recorded at their cost which, for intangible assets acquired in business combinations, represents the acquisition date fair value. The acquisition date fair value of the intangible assets, both indefinite life and finite life, were determined based on valuation methodology which included Management's estimate of projected cash flows for the Company.

Indefinite life intangible assets, which include accreditations, brand and trade names, and Chinese university partnership contracts are not subject to amortization and are tested for impairment annually or when indicated by changes in events or circumstances. An impairment of an indefinite life intangible asset is recorded when, and to the extent that, the carrying value of an indefinite life intangible asset exceeds the fair value of the related indefinite life intangible asset with fair values of the indefinite life intangible assets being determined pursuant to generally accepted valuation methodologies.

Finite life intangible assets, which include curriculum access contracts, acquired internally developed curriculum, and foreign university cooperating agreements are amortized over periods ranging from one to fifteen years on a straight-line basis, being their estimated useful lives. Finite life intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable through future undiscounted net cash flows from the use or disposal of the related finite life intangible asset.

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, fewer liabilities assumed, based on their fair value estimates. Goodwill is allocated as of the date of the business combination to the Company's reporting units that are expected to benefit from the synergies of the business combination. When the net of the amounts assigned to identifiable net assets exceeds the cost of the purchase ("negative goodwill"), the excess is eliminated, to the extent possible, by a pro-rata allocation to certain non-current assets, with the balance presented as extraordinary gain.

Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Impairment is assessed through a comparison of the carrying amount of the reporting unit with its fair value. When the fair value of a reporting unit is less than its carrying amount, goodwill of the reporting unit is considered to be impaired. Any impairment of goodwill is expensed in the period of impairment.

Foreign currency translation

The CIBT subsidiaries in China maintain their accounting records in Chinese RMB. The functional currency of the parent company and other entities in Canada is Canadian dollars and the Company's reporting currency is United States dollars. Management has determined that certain CIBT subsidiaries in China are considered to be integrated foreign operations, and accordingly the Company's integrated foreign operations are translated using the temporal method. Management has also determined that certain CIBT subsidiaries in China are considered to be self-sustaining foreign operations, and accordingly the Company's self-sustaining foreign operations are translated using the current rate method. Management continually evaluates whether any events or circumstances have caused there to be a change in the classification of the CIBT subsidiaries between integrated foreign operations or self-sustaining foreign operations.

Stock-based compensation

The Company grants stock options to certain directors, employees and consultants to acquire shares in the common stock of the Company in accordance with the terms of the Company's stock option plan. The Company expenses the estimated fair value of all stock-based compensation awards issued or modified on or after January 1, 2003 over the requisite service period. Fair values have been determined using the Black-Scholes option pricing model which utilized Management's estimate of the following weighted average assumptions: the expected life of the stock options; the risk-free interest rate; the expected dividend yield; and the expected volatility of the Company's stock. The estimated fair value of the options granted to employees, officers and directors are recorded as compensation expense on a straight-line basis over the vesting period of the underlying options.

Income taxes

The Company follows the liability method of tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantially enacted tax rates and laws in effect when the differences are expected to reverse. In the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax assets is determined by reference to the likely realization of future income tax reductions. The Company has not recognized potential future benefit amounts as the criteria for recognition have not been met. Significant estimates are required in determining the provision for income taxes, including but are not limited to, accruals for tax contingencies and valuation allowances for future income tax assets and liabilities. Some of these estimates are based on interpretations of existing tax laws or regulations. The Company's effective tax rate may change from period to period based on the mix of income among the different foreign jurisdictions in which the Company operates, changes in tax laws in the foreign jurisdictions, and changes in the amount of valuation allowance recorded.

CHANGES IN ACCOUNTING POLICIES AND INITIAL ADOPTION

Effective September 1, 2008, the Company adopted four new CICA accounting standards: (a) Handbook Section 1535 "Capital Disclosures"; (b) Handbook Section 3862 "Financial Instruments – Disclosures"; (c) Handbook Section 3863 "Financial Instruments - Presentation"; and (d) Handbook Section 3031 "Inventories". The main requirements of these new standards and the resulting financial statement impact are described below. Consistent with the requirements of the new accounting standards, the Company has not restated any prior period amounts as a result of adopting the accounting changes, except for presentation of unrealized foreign currency translation adjustments arising from self-sustaining foreign operations and translation of the functional currency to the reporting currency which are presented as part of other comprehensive income (loss) retroactively.

Capital Disclosures, Section 1535
This standard establishes the basis for disclosing information, both qualitative and quantitative, to enable users of financial statements to evaluate an entity's objectives, policies and processes for management of capital.

Financial Instruments – Disclosures, Section 3862
The new disclosure requirement of Section 3862 are to enable users to evaluate the significance of financial instruments on financial position and performance, as well as the nature and extent of risks the Company is exposed to from financial instruments and how those risks are being managed.

Financial Instruments – Disclosures, Section 3863
This standard carries forward, unchanged, and replaces the presentation requirements of Handbook Section 3861, "Financial Instruments – Disclosure and Presentation".

Inventories, Section 3031
Under this standard, which replaces Section 3030, "Inventories", inventories are required to be measured at the "lower of cost and net realizable value", which is different from the previous guidance of the "lower of cost and market". The new section contains guidance on the determination of cost and also requires the reversal of any write-downs previously recognized. Certain minimum disclosures are required, including the accounting policies used, carrying amounts, amounts recognized as an expense, write-downs, and the amount of any reversal of any write-downs recognized as a reduction in expenses.

The adoption of these new accounting standards did not impact the amounts reported in the Company's financial statements.

FUTURE ACCOUNTING STANDARDS

(a) Recent Accounting Pronouncements

In February 2008, the CICA issued Section 3064 "Goodwill and Intangible Assets" which replace CICA Section 3062 "Goodwill and Other Intangible Assets" and CICA Section 3450 "Research and Development Costs". The new Section

establishes standards on the recognition, measurement, presentation and disclosure for goodwill and intangible assets subsequent to their initial recognition. This new standard is applicable to fiscal years beginning on or after January 1, 2009. The Company is in the process of evaluating the impact Section 3064 will have on the Company's financial position and results of operations upon adoption.

(b) International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board ("AcSB") announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Accordingly, the conversion to IFRS will be applicable to the Company's reporting no later than in the first quarter ending November 30, 2011, with restatement of comparative information presented. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

FINANCIAL INSTRUMENTS

In accordance with current accounting standards, the Company initially measures all of its financial assets and financial liabilities at fair value and classifies them into categories with ongoing measurement as follows:

- Held-to-maturity investments measured at amortized cost using effective interest method;
- Available-for-sale assets measured at fair value;
- Assets and liabilities held-for-trading measured at fair value;
- Loans and receivables measured at amortized cost using effective interest method; and
- Other financial liabilities measured at amortized cost using effective interest method.

The carrying values and classifications of the Company's financial assets and liabilities as at August 31, 2009 are as follows:

	Held-for-Trading	Available-for-Sale	Loans and Receivables	Other Financial Liabilities	Total
Financial Assets					
Cash and cash equivalents	$ 10,337,128	$ -	$ -	$ -	$ 10,337,128
Accounts receivable	-	-	7,571,016	-	7,571,016
Marketable securities	1,133	146,522	-	-	147,655
Other assets	-	-	-	-	-
	$ 10,338,261	$ 146,522	$ 7,571,016	$ -	$ 18,055,799
Financial Liabilities					
Accounts payable and accrued liabilities	$ -	$ -	$ -	$ 5,384,767	$ 5,384,767
Long-term debt	-	-	-	226,439	226,439
Due to related parties	-	-	-	274,563	274,563
	$ -	$ -	$ -	$ 5,885,769	$ 5,885,769

The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties to settle these instruments. The fair value of the Company's financial instruments included in current assets and liabilities, which include cash and cash equivalents, accounts receivable and accounts payable were estimated to approximate their carrying values due to the immediate or short-term maturity and normal trade terms of these instruments. The fair value of the Company's marketable securities is based on quoted prices in an active market. The fair value of the long term debt approximates the book value since the interest rate is based on a floating rate. It is impractical to determine the fair value of the amounts due to related parties with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.

Exchange rate risk

The Company operates in Canada and China and incurs substantial operating costs which are payable in U.S. dollars and Chinese RMB, giving rise to significant exposure to market risks from changes in foreign currency rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Credit risk
The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash is on deposit at major financial institutions. Management is of the opinion that credit risk with respect to accounts receivable is limited due to the ongoing evaluations of its debts and the monitoring of their financial condition to ensure collections and to minimize losses. Accounts receivable is shown net of $428,835 in allowance for bad debts. The carrying amount of the assets included on the balance sheet represents the maximum credit exposure.

Interest rate risk
The Company is exposed to interest rate risk on its cash and cash equivalents which earn interest at market rates, and is exposed to interest rate risk on its demand term installment loan. The Company does not currently use derivative instruments to reduce its exposure to interest rate risk.

OFF-BALANCE SHEET ARRANGEMENTS

There were no off-balance sheet arrangements engaged by the Company or any of its subsidiaries.

SUBSEQUENT EVENTS

On October 1, 2009, $225,000 of the $300,000 bonus owing to the CEO of the Company was paid. The CEO of the Company used the $225,000 bonus payment to purchase 592,104 common shares of the Company from the Company's treasury account. The common shares in the treasury account were accumulated through the TSX normal course issuer bid.

On October 27, 2009, the Company negotiated a non-brokered private placement to raise $3,000,000 by the issuance of common shares of the Company at a price of $0.70 per share. The financing will be undertaken with several purchasers, including institutional investors, in two tranches. Finders' fees will be payable in connection with a portion of the financing.

On November 4, 2009, the Company closed the first tranche of the non-brokered private placement. Under the first tranche closing, the Company raised $2,100,000 by the issuance of 3,000,000 common shares at a price of $0.70 per share. The Company incurred a finders' fee consisting of a cash commission of $105,000 and finder's warrants, exercisable for one year, entitling the holder to purchase 210,000 common shares at a price of $0.70 per share under the first tranche closing.

On November 24, 2009, the Company closed the second tranche of the non-brokered private placement. Under the second tranche closing, the Company raised $1,208,700 by the issuance of 1,726,714 common shares at a price of $0.70 per share. The Company incurred a finders' fee consisting of a cash commission of $108,243 under the second tranche closing. Total proceeds of $3,308,700 were raised in the non-brokered private placement, an oversubscription of $308,700 from the original $3,000,000 announced on October 27, 2009.

On November 18, 2009, the Company entered into a joint engagement letter with two U.S. based investment firms (the "Underwriters") recording the intention of the parties to raise US$15,000,000 from accredited and institutional investors by way of a registered offering of common shares of the Company. In accordance with U.S. securities laws, the registered offering can only be made by way of a prospectus, and it is anticipated that the prospectus will be filed with the applicable securities regulators in early 2010. The proceeds will be used to finance future acquisitions and working capital. The exact terms of the financing are subject to negotiation between the Company and the Underwriters, and acceptance by regulatory bodies.

DISCLOSURE CONTROLS AND PROCEDURES & INTERNAL CONTROLS OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

The Company carried out, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on their evaluation, the Company's Chief Executive Officer and its Chief Financial Officer concluded that, as of August 31, 2009, and the date of this Management's Discussion & Analysis, that the disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company and its subsidiaries are made known to them by others within the Company, and that information required to be disclosed in the Company's annual filings and interim filings and other reports filed or submitted under Canadian securities laws are recorded, processed, summarized and reported in a timely manner.

(b) Report of Management on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

With the participation of the Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting as of August 31, 2009, based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the annual of interim financial statements will occur and not be detected by management before the financial statements are published. Controls can potentially be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control. The design of any system of controls also is based on part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

In its assessment of the effectiveness in internal control over financial reporting as of August 31, 2009, the Company determined that there were control deficiencies that constituted a material weakness, as described below.

- We have not tested the operating effectiveness of our controls over financial reporting. During our review process we created and implemented new controls and procedures. However due to time and staff constraints, we did not test our controls over financial reporting in accordance with COSO standards. Since we have not satisfactorily tested our controls, we have determined that we were unable to conclude that our controls over financial reporting were ineffective.

- As a result of the 2009 year end reporting process, management has identified certain material weaknesses that existed in the design or operation of our internal control over financial reporting including ineffective control over the financing reporting of purchase price allocations on business combinations; insufficient staffing in accounting and finance in business segments; and ineffective controls related to expenditure accruals.

Due to these material weaknesses, management concluded that our internal control over financial reporting was not effective as of August 31, 2009.

(c) Remediation Plan for Material Weakness in Internal Control over Financial Reporting

The Company is in the process of developing and implementing a remediation plan to address the material weakness as described above. The Company has taken the following actions to improve internal controls over financial reporting:

- During the remaining period through the year ending August 31, 2010, we will enhance our risk assessment, internal control design and documentation and develop a plan for testing in accordance with COSO standards; and

- Develop and implement other procedures in the internal control function.

In light of the aforementioned material weakness, management conducted a thorough review of all significant or non-routine adjustments for the year ended August 31, 2009. As a result of this review, management believes that there are no material inaccuracies or omissions of material fact and, to the best its knowledge, believes that the consolidated financial statements for the year ended August 31, 2009 fairly present in all material respects and financial condition and results of operations for the Company in conformity with generally accepted accounting principles.

There were no changes in the Company's internal controls over financial reporting during the year ended August 31, 2009 that have materially affected, or are reasonably likely to affect, the Company's internal controls over financial reporting.

CIBT EDUCATION GROUP INC.
SCHEDULE OF SHARE CAPITAL
AS AT December 2, 2009

Authorized share capital consists of 100,000,000 common shares without par value.

	Number	Value
Issued and outstanding		
Balance at June 30, 2007	47,840,073	$ 30,205,992
- for cash by exercise of options at $0.30 per share	330,000	99,000
- for cash by exercise of options at $0.50 per share	145,000	72,500
- for cash by exercise of options at $0.58 per share	100,000	58,000
- for cash by exercise of options at $1.53 per share	50,000	76,500
- for cash by exercise of warrants at $0.58 per share	1,577,274	914,819
- for cash by exercise of warrants at $0.75 per share	25,100	18,825
- for cash by exercise of warrants at $0.80 per share	33,333	26,666
- for private placement at $1.90 per share	4,008,489	7,616,129
- fees and commissions for private placement	-	(229,950)
- for acquisition of CIBT common shares (Note 3(a))	10,000,000	5,443,800
- fair value of agent's warrants for private placement	-	(153,675)
- contributed surplus reallocated on exercise of stock options	-	202,000
- trustee shares for un-exchanged shares	28	-
Balance at August 31, 2008 and 2009	64,109,297	44,350,606
- for private placement at $0.70 per share	4,726,714	3,308,700
- finders fee shares to agents	210,000	147,000
- fees and commissions for private placement	-	(105,000)
Balance at December 2, 2009	69,046,011	$ 47,701,036

Escrow shares
As at December 2, 2009, the Company has no shares held in escrow.

Share purchase warrants

Details of warrants outstanding and exercisable as at December 2, 2009 are as follows:

Number of Warrants	Exercise Price	Expiry Date	Remaining Contractual Life
2,948,332	$0.80	February 13, 2010 *	0.22 years
22,500	$1.90	January 7, 2010	0.11 years
632,521	$2.25	January 7, 2010	0.11 years
3,603,353			

* On January 29, 2009, the Company extended the term of these warrants for an additional one year term.

Stock options

Details of options outstanding as at December 2, 2009 are as follows:

Number of Options	Exercise Price	Expiry Date	Remaining Contractual Life
415,000	$0.50	December 15, 2009	0.04 years
1,325,000	$0.58	February 19, 2011	1.22 years
100,000	$1.70	March 19, 2011	1.30 years
750,000	$2.00	March 19, 2011	1.30 years
210,000	$0.51	January 21, 2012	2.14 years
1,450,000	$1.53	June 21, 2012	2.56 years
4,250,000			

Of the 4,250,000 options outstanding, a total of 3,618,750 options were exercisable as at December 2, 2009.